EXHIBIT 99.1 1st Quarter INTERIM REPORT TO SHAREHOLDERS ___________________________________________________ for the three months ended January 31, 2013

 The Role of Central Fund

To serve investors as "The Sound Monetary Fund".

To hold gold and silver bullion on a secure basis for the

convenience of investors in the shares of Central Fund.

Investment Policies & Restrictions

The investment policy set by the Board of Directors requires Central Fund to maintain a minimum of 90% of its net assets in gold and silver bullion of which at least 85% must be in physical form. On January 31, 2013, 99.1% of Central Fund's net assets were held in gold and silver bullion. Of this bullion, 99.6% was in physical form and 0.4% was in certificate form.

Central Fund's physical gold and silver bullion holdings may not be loaned, subjected to options or otherwise encumbered in any way.

Safeguards

Central Fund’s bullion is stored on an allocated and fully segregated basis in the underground vaults across Canada of the Canadian Imperial Bank of Commerce (the “Bank”), one of the major Canadian banks.

The Bank may only release any portion of Central Fund’s physical bullion holdings upon receipt of an authorizing resolution of Central Fund's Board of Directors.

Bullion holdings and Bank vault security are inspected twice annually by Directors and/or Officers of Central Fund. On every occasion, inspections are required to be performed in the presence of both Central Fund's external auditors and Bank personnel.

Central Fund is subject to the extensive regulations and reporting requirements of the United States Securities and Exchange Commission, two stock exchanges and various Canadian provincial securities regulatory authorities.

Conveniences

Central Fund's Class A shares are listed on the NYSE MKT (CEF) and on the Toronto Stock Exchange (CEF.A in Canadian dollars and CEF.U in U.S. dollars). Making a gold and silver bullion investment through Central Fund is as easy as calling one's stockbroker or investment dealer.

The stock exchange listings provide liquid markets for the Class A shares of Central Fund. The bid/ask spread is considerably less than the buying and selling prices of outright bullion purchases, especially for small transactions.

Unlike most other forms of gold and silver bullion investment, there are no ownership costs such as handling, storage and insurance paid directly by the investor. As well, there are no bullion assay charges to a shareholder upon the sale or redemption of Class A shares of Central Fund.

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First Quarter Report

Central Fund currently holds 99.1% of its net assets in gold and silver bullion. At January 31, 2013, Central Fund’s gold holdings consisted of 1,686,218 fine ounces of physical bullion and 8,427 fine ounces of gold bullion certificates for a total of 1,694,645 fine ounces. Silver holdings consisted of 76,708,551 ounces of physical bullion and 255,551 ounces of silver bullion certificates for a total of 76,964,102 ounces. Central Fund continues to fulfill its mandate as “The Sound Monetary Fund”.

On behalf of the Board of Directors:

J.C. Stefan Spicer, President & CEO

February 25, 2013

Management’s Discussion and Analysis (“MD&A”)

The following discussion is based on the financial statements of Central Fund of Canada Limited (“Central Fund” or the “Company”) which are prepared and reported in U.S. dollars in accordance with Canadian generally accepted accounting principles, otherwise known as Canadian GAAP, including the Canadian Institute of Chartered Accountants Accounting Guideline 18, Investment Companies (“AcG-18”). These principles are substantially the same as United States’ generally accepted accounting principles. Notes to the financial statements on pages 7 to 11 inclusive should be referred to as supplementary information to this discussion and analysis.

This analysis should be read in conjunction with Central Fund’s audited October 31, 2012 annual financial statements prepared in accordance with Canadian GAAP and included in its 2012 Annual Report and the accompanying MD&A.

Certain statements in this report may constitute forward-looking information within the meaning of securities laws. Forward-looking information may relate to the Company’s future outlook and anticipated events and may relate to matters that are not historical facts. In particular, statements regarding the Company’s objectives and strategies are forward-looking statements. These statements are based on certain factors and assumptions which are considered reasonable as of the current date but may prove to be incorrect. Forward-looking information is also subject to certain factors, including risks and uncertainties (described in “Risk Factors” in the Company’s 2012 annual MD&A), that could cause future events and results to differ materially from what the Company currently foresees.

Disclosure Controls and Procedures

Senior Executive Officers have ensured that there are disclosure controls and procedures in place that provide reasonable assurance that material information relating to the Company is disclosed on a timely basis. They believe these disclosure controls and procedures have been effective during the three months ended January 31, 2013.

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Outstanding Shares

There were 254,432,713 Class A retractable shares and 40,000 Common shares issued and outstanding at January 31, 2013.

Financial Results – Changes in Net Assets

Net assets decreased by $115.3 million during the three months ended January 31, 2013 primarily as a result of decreases in the prices of gold and silver during the period of 3.2% and 0.8% respectively.

The following table summarizes selected quarterly financial information (amounts in millions except where stated on a per share basis):

	Quarter ended (U.S.$)
	Jan. 31, 2013	Oct. 31, 2012	July 31, 2012	Apr. 30, 2012
Change in unrealized appreciation of holdings	$(111.2)	$478.4	$(280.5)	$(341.9)
Net income (loss) inclusive of the change in unrealized appreciation of holdings	$(115.3)	$474.3	$(284.2)	$(346.1)
Net income (loss) per Class A share inclusive of the change in unrealized appreciation of holdings	$(0.45)	$1.86	$(1.12)	$(1.36)

Total net assets	$5,331.1	$5,446.4	$4,974.5	$5,258.7

	Jan. 31, 2012	Oct. 31, 2011	July 31, 2011	Apr. 30, 2011
Change in unrealized appreciation of holdings	$(12.0)	$(256.4)	$(509.6)	$1,897.7
Net income (loss) inclusive of the change in unrealized appreciation of holdings	$(16.0)	$(260.7)	$(513.7)	$1,893.7
Net income (loss) per Class A share inclusive of the change in unrealized appreciation of holdings	$(0.06)	$(1.02)	$(2.02)	$7.80

Total net assets	$5,604.9	$5,620.9	$5,884.1	$6,397.6

Financial Results – Net Income

Central Fund’s earned income objective is secondary to its objective of holding almost all of its net assets in gold and silver bullion. Generally, Central Fund seeks only to maintain adequate cash reserves to enable it to pay expenses and Class A share dividends. Because gold and silver bullion are not loaned to generate income, Central Fund’s realized income is a nominal percentage of its net assets. AcG-18 requires Central Fund to record changes in unrealized appreciation of holdings in income.

Net loss, inclusive of the change in unrealized appreciation of holdings, for the three months ended January 31, 2013 was $115.3 million compared to $16.0 million for the comparative period in 2012. Virtually all of the net loss was a result of the change in the unrealized appreciation of holdings during the period. The price of gold decreased by 3.2% during the three months ended January 31, 2013 while the price of silver decreased by 0.8% during the period. Certain expenses such as administration fees and safekeeping fees have varied in proportion to net asset levels. Administration fees, which are scaled, are calculated monthly based on the total net assets at each month-end, increased during the three month period ended January 31, 2013 to $2.4 million, from $2.3 million for the comparative period in 2012 as a direct result of the higher level of average net assets under administration during the period. Similarly, safekeeping fees increased to $1.6 million from $1.5 million during the comparative period in 2012.

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Expenses as a percentage of average month-end net assets (the “expense ratio”) for the three month periods ended January 31, 2013 and 2012 remained unchanged at 0.08%. For the twelve month period ended January 31, 2013, the expense ratio was 0.31% compared to 0.30% for the twelve month period ended January 31, 2012.

Liquidity and Capital Resources

All of Central Fund’s assets are liquid. The Company’s liquidity objective is to hold cash and short-term deposits in a safe and conservative manner to generate income primarily to be applied towards expenses and Class A share dividends. The ability of Central Fund to have sufficient cash for expenses and dividend payments, and to meet demands for redemption (if any), is primarily dependent upon its ability to realize cash flow from its cash equivalents. Should Central Fund not have sufficient cash to meet its needs, portions of Central Fund's bullion holdings may be sold to fund dividend payments, provide working capital and pay for redemptions (if any) of Class A shares.

For the three months ended January 31, 2013, Central Fund’s cash and short-term deposits decreased by $5.3 million to $50.0 million. This decrease was a result of the amounts used to pay expenses and the year-end Class A share dividend. The Administrator and Senior Executive Officers monitor Central Fund’s cash position with an emphasis on maintaining its mandate to hold maximum amounts of gold and silver bullion at all times.

Administrator and Other Related Party Information

Please refer to Note 5 on page 8 of this interim report.

Future Accounting Policy

Please refer to Note 10 on page 11 of this interim report.

Additional Information

This MD&A is dated February 25, 2013. Additional information relating to the Company, including its Annual Information Form and 2012 Annual Report, is available on the SEDAR website at www.sedar.com and Central Fund’s website at www.centralfund.com.

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Statements of Net Assets

(expressed in U.S. dollars, unaudited)

	January 31	October 31
	2013	2012

Net assets:
Gold bullion, at market, (cost $1,355,145,634) (Note 2)	$2,821,159,192	2,913,093,648
Silver bullion, at market, (cost $964,091,381) (Note 2)	2,465,160,222	2,484,401,248
Cash and short-term deposits (Note 3)	49,962,573	55,284,208
Interest receivable and other	338,412	103,931
	5,336,620,399	5,452,883,035
Accrued liabilities (Note 5)	(5,527,318)	(3,917,068)
Dividends payable	-	(2,544,327)
Net assets representing shareholders’ equity	$5,331,093,081	5,446,421,640

Represented by:
Capital stock (Note 4)
Class A shares issued: 254,432,713	$2,419,770,678	2,419,770,678
Common shares issued: 40,000	19,458	19,458
	2,419,790,136	2,419,790,136
Retained earnings inclusive of unrealized appreciation of holdings	2,911,302,945	3,026,631,504
	$5,331,093,081	5,446,421,640

Net asset value per share:
Class A shares	$20.95	21.40
Common shares	$17.95	18.40

Exchange rate: U.S. $1.00 = Cdn.	$0.9992	0.9996

Net asset value per share expressed in Canadian dollars:
Class A shares	$20.93	21.39
Common shares	$17.94	18.40

See accompanying notes to the financial statements.

On behalf of the Board:

“Bruce D. Heagle”	“Philip M. Spicer”
Director	Director

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Statements of Income (Loss)

(expressed in U.S. dollars, unaudited)

	Three months ended January 31
	2013	2012
Income (loss):
Interest	$32,986	42,858
Change in unrealized appreciation of holdings	(111,169,876)	(11,982,693)
Total income (loss)	(111,136,890)	(11,939,835)
Expenses:
Administration fees (Note 5)	2,351,094	2,328,960
Safekeeping, insurance and bank charges	1,587,177	1,509,506
Shareholder information	57,231	56,770
Directors’ fees and expenses	56,863	51,814
Accounting fees	54,768	26,500
Stock exchange fees	37,955	38,301
Legal fees (Note 5)	30,012	41,138
Registrar and transfer agent fees	16,476	21,212
Miscellaneous	93	62
Total expenses	4,191,669	4,074,263
Net income (loss) inclusive of the change in unrealized appreciation of holdings	$(115,328,559)	(16,014,098)
Net income (loss) per share:
Class A shares	$(0.45)	(0.06)
Common shares	$(0.45)	(0.06)

See accompanying notes to the financial statements.

Statements of Changes in Net Assets

(expressed in U.S. dollars, unaudited)

	Three months ended January 31
	2013	2012
Net assets at beginning of period	$5,446,421,640	5,620,875,881
Add (deduct):
Net income (loss) inclusive of the change in unrealized appreciation of holdings	(115,328,559)	(16,014,098)
Net assets at end of period	$5,331,093,081	5,604,861,783

See accompanying notes to the financial statements.

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Statements of Retained Earnings

(expressed in U.S. dollars, unaudited)

	Three months ended January 31
	2013	2012
Retained earnings:
Balance at beginning of period	$3,026,631,504	3,201,273,273
Net income (loss) inclusive of the change in unrealized appreciation of holdings	(115,328,559)	(16,014,098)
Balance at end of period	$2,911,302,945	3,185,259,175

See accompanying notes to the financial statements.

Notes to Financial Statements

For the three months ended January 31, 2013

(amounts expressed in U.S. dollars unless otherwise stated)

1.	Summary of significant accounting policies:

The accounting policies applied in the preparation of these unaudited interim financial statements conform with those presented in Central Fund of Canada Limited’s (“Central Fund” or the “Company”) October 31, 2012 audited annual financial statements. These interim financial statements do not include all of the disclosures included in the annual financial statements and, accordingly, should be read in conjunction with the annual financial statements.

2.	Gold and Silver Bullion:

Details of gold and silver bullion holdings are as follows:

		January 31, 2013	October 31, 2012
Gold bullion: Fine ounces	- 400 oz. bars - 100 oz. bars - bank certificates	1,673,329 12,889 8,427	1,673,329 12,889 8,427
Total fine ounces		1,694,645	1,694,645
Average Cost	- per fine ounce $	799.66	799.66
Market	- per fine ounce $	1,664.75	1719.00

Silver bullion: Ounces	- 1,000 oz. bars - bank certificates	76,708,551 255,551	76,708,551 255,551
Total ounces		76,964,102	76,964,102
Average Cost	- per ounce $	12.53	12.53
Market	- per ounce $	32.03	32.28

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3.	Cash and short-term deposits:

As at January 31, 2013 the Company held one Canadian dollar flexible GIC deposit with a Schedule 1 Canadian bank in the amount of $400,320 (Cdn. $400,000) bearing interest at a rate of 1.2% per annum with a maturity date of January 29, 2014. Cash deposits of $49,562,253 were held in a Canadian bank at a variable interest rate of 0.25% per annum.

As at October 31, 2012 the Company held one Canadian dollar flexible GIC deposit with a Schedule 1 Canadian bank in the amount of $300,120 (Cdn. $300,000) bearing interest at a rate of 1.15% per annum with a maturity date of May 16, 2013. Cash deposits of $54,984,088 were held in a Canadian bank at a variable interest rate of 0.25% per annum.

4.	Capital stock:

The authorized share capital consists of an unlimited number of Class A non-voting shares without nominal or par value and 50,000 Common shares without nominal or par value. There were 254,432,713 Class A shares, which are retractable, and 40,000 Common shares issued and outstanding at January 31, 2013 and October 31, 2012. Class A shares are entitled to U.S. $3.00 per share on liquidation, before any remaining net assets are attributed equally to each Class A share and Common share then outstanding.

Since October 1989, holders of the Company’s Class A shares have had the option to require the Company to redeem their Class A shares on the last day of each fiscal quarter of the Company (each a “Retraction Date”) for 80% of the Company’s net asset value per Class A share on the Retraction Date. Class A shareholders who wish to exercise this retraction right must submit their written redemption request at least 90 days prior to the desired Retraction Date. Since adoption of this redemption feature, no shareholders have submitted redemption requests.

5.	Related party transactions and fees:

Central Fund has no employees. It is party to an Administrative and Consulting Agreement with The Central Group Alberta Ltd., which is related to the Company through four of its officers and directors. The Central Group Alberta Ltd., which acts as Administrator, has operating offices with employees, advisors and consultants who provide administrative and consulting services to the Company. For such services, the Company pays an administrative and consulting fee, payable monthly, until at least October 31, 2015, at an annual rate of: 0.30% on the first $400 million of total net assets; 0.20% on the next $600 million of total net assets; and 0.15% on total net assets exceeding one billion dollars.

Included in accrued liabilities at January 31, 2013, is $778,456 (October 31, 2012: $793,593) which relates to that month’s administration fee payable to the Administrator.

For the three months ended January 31, 2013, the Company incurred fees totaling $24,011 (2012: $39,079) to legal firms of which two of the Company’s officers or directors are partners or counsel, and $2,351,094 (2012: $2,328,960) to the Administrator. The Board of Directors is of the opinion that these services were undertaken under the same terms and conditions as services with unrelated parties.

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6.	Management of financial risks:

The Company has risk management policies and procedures in place to identify risks related to financial instruments and physical assets. The objectives of these policies and procedures are to identify and mitigate risk. The Company’s compliance with these policies and procedures is monitored by the Senior Officers, the Audit Committee and the Board of Directors of the Company. Market fluctuations are unpredictable and outside the control of the Company. New risk factors may emerge from time to time and it is not possible for the Company to predict all such risk factors.

Price risk

Price risk is the risk that the price of a security or physical asset may decline. It is possible to determine the impact that changes in the market prices of gold and silver will have on the Company’s net asset value per Class A share both in U.S. dollars and Cdn. dollars. Assuming as a constant exchange rate, the rate which existed on January 31, 2013 of Cdn. $0.9992 for each U.S. dollar together with the holdings of gold and silver bullion which existed on that date, a 10% change in the price of gold would increase or decrease the net asset value per Class A share by approximately U.S. $1.11 per share or Cdn. $1.11 per share. A 10% change in the price of silver would increase or decrease the net asset value per Class A share by approximately U.S. $0.97 per share or Cdn. $0.97 per share. If both gold and silver prices were to change by 10% simultaneously in the same direction, the net asset value per Class A share would increase or decrease by approximately U.S. $2.08 per share or Cdn. $2.08 per share.

Currency risk

Currency risk is the risk that the value of an asset or liability will fluctuate due to changes in foreign currency exchange rates.

When expressed in U.S. dollars Central Fund’s net asset value per Class A share is largely unaffected by changes in the U.S./Cdn. dollar exchange rate due to the fact that nearly all of Central Fund’s net assets are priced in U.S. dollars. For this same reason, an increase or decrease in the value of the U.S dollar relative to the Cdn. dollar would change the net asset value per Class A share as expressed in Cdn. dollars in the same direction by approximately the same percentage change in the value of the U.S. dollar.

Due to the limited value of transactions initiated in Cdn. dollars throughout the period, a strengthening or weakening of the Cdn. dollar relative to the U.S. dollar applied to balances outstanding at January 31, 2013 would not have had any material impact on the net income for the three months ended January 31, 2013, assuming that all other variables, in particular interest rates, remained constant.

Credit risk

Credit risk on financial instruments is the risk of loss occurring as a result of the default of an issuer on its obligation to Central Fund. Credit risk is monitored on an ongoing basis and is managed by the Company dealing only with issuers that are believed to be creditworthy.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to generate adequate cash resources to fulfill its payment obligations. The Administrator regards all of Central Fund’s assets as liquid. Central Fund traditionally has maintained sufficient cash reserves to enable it to pay expenses and dividends on its Class A shares. Furthermore, 99.1% of its net assets are in the form of gold and silver bullion which are readily marketable.

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7.	Financial highlights:

	Three months ended January 31
	2013	2012
Class A per share performance:
Net asset value per share at beginning of period	$21.40	22.09
Increase (decrease)
Net income (loss) before the change in unrealized appreciation of holdings	(0.02)	(0.02)
Change in unrealized appreciation of holdings
- gold	(0.36)	0.15
- silver	(0.07)	(0.19)
Total increase (decrease) (1)	(0.45)	(0.06)
Net asset value per share at end of period	$20.95	22.03
Total return for period	(2.1)%	(0.3)%
Percentages and supplemental data:
Ratio as a percentage of average net assets:
Expenses (2)	0.08%	0.08%
Net loss before the change in unrealized appreciation of holdings (2)	0.08%	0.08%

The increase (decrease) per share is based on the weighted average number of shares outstanding during the period. The net asset values per share are based on the actual number of shares outstanding at the relevant time.

(1) This table is not meant to be a reconciliation of beginning to end of period net asset value per share.

(2) Ratios not annualized.

8.	Capital stewardship:

The capital of the Company is represented by the issued and outstanding Class A and Common shares and the retained earnings, which comprises the net asset value attributable to participating shareholders. The Board of Directors direct the Administrator to administer the capital of the Company in accordance with the Company’s stated objectives and restrictions, as stipulated in the Articles of Incorporation as amended, while maintaining sufficient cash to pay the expenses of maintaining the Company and to meet demands for redemption (if any). The Company does not have any externally imposed capital requirements.

9.	Canadian and United States generally accepted accounting principles:

The accounting policies followed in these financial statements, which are in accordance with Canadian generally accepted accounting principles (“GAAP”), are consistent with those that would apply under U.S. GAAP except for the following classification difference in the Statements of Net Assets. This U.S. GAAP classification difference has no effect on the reported net asset value per Class A share.

Subject to the terms and conditions described in Note 4 to these financial statements, the Class A shares are redeemable at the option of the shareholder. This redemption feature is the basis for the U.S. GAAP classification difference. The likelihood or probability of such redemption is not considered, nor is the fact that the Class A shares participate fully and proportionately with the Common shares in changes in the value of the equity ownership of the Company. Since adoption of this redemption feature in 1989, no holders of Class A shares have tendered their shares to the Company for redemption.

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Under Canadian GAAP, the Class A shares are considered to be permanent equity and are classified in shareholders’ equity in the Statements of Net Assets. Under U.S. GAAP, the redemption value of these shares is calculated in accordance with the provisions of the redemption feature and classified outside of shareholders’ equity as mezzanine equity for each reporting period, with changes in the redemption value from the beginning of each reporting period to the end of that reporting period being charged (or credited) to retained earnings.

10.	Future accounting policy:

On December 12, 2011, the Accounting Standards Board of Canada decided to further extend the deferral of International Financial Reporting Standards (“IFRS”) adoption for investment companies for an additional year. Investment companies will now be required to mandatorily adopt IFRS for interim and annual financial statements for fiscal periods beginning on or after January 1, 2014.

The Company is reviewing the key elements within IFRS that may result in a change in accounting policies that will impact its financial statements and accompanying note disclosures. The assessment plan being implemented by the Company includes a position paper which highlights the material standards that need to be addressed under IFRS and preparation of an opening balance sheet and financial statements that incorporate IFRS accounting standards and policies. The major areas of focus identified by the assessment include: first year implementation decisions; statement of cash flows; classification of redeemable Class A shares; income taxes; increased note disclosure; and accounting for changes in unrealized appreciation of holdings. The assessment is addressing the impact on the Company’s accounting system and internal controls required to report under IFRS beginning on the implementation date. The Company will continue with the assessment and implementation in preparation for its initial filing under IFRS expected for the fiscal year beginning November 1, 2014.

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Corporate Information

Directors Brian E. Felske (A)(C)(I) Bruce D. Heagle (A)(C)(I) Ian M.T. McAvity (C)(I)(L) Michael A. Parente CMA, CFP (A)(I) Dale R. Spackman, Q.C. J.C. Stefan Spicer Philip M. Spicer

Officers

Philip M. Spicer, Chairman

Dale R. Spackman, Q.C., Vice-Chairman

J.C. Stefan Spicer, President & CEO

Catherine A. Spackman CMA, Treasurer & CFO

Teresa E. Poper CB, Assistant Treasurer

John S. Elder, Q.C., Secretary

Consultants

Douglas E. Heagle, Retired Director

Malcolm A. Taschereau, Retired Director

(A) (C) (I) (L)	- Member of Audit Committee - Member of Corporate Governance Committee - May be regarded as an independent director under Canadian securities administrators’ guidelines. - Lead Director
Administrator The Central Group Alberta Ltd. Calgary, Alberta	Auditors Ernst & Young LLP Canada
Banker Canadian Imperial Bank of Commerce	Custodian Canadian Imperial Bank of Commerce
Legal Counsel Dorsey & Whitney LLP, Seattle Fraser Milner Casgrain (soon to be Dentons) LLP, Toronto Parlee McLaws LLP, Calgary	Registrars and Transfer Agents CIBC Mellon Trust Company, Canada, the Administrative Agent for which is Canadian Stock Transfer Company Inc. American Stock Transfer & Trust Company LLC, New York
Head Office Hallmark Estates Suite 805, 1323-15th Avenue S.W. Calgary, Alberta T3C 0X8 Telephone (403) 228-5861 Fax (403) 228-2222	Shareholder and Investor Inquiries Administrator, P.O. Box 10050 Ancaster, Ontario L9K 1P2 Telephone (905) 648-7878 Fax (905) 648-4196
Website: www.centralfund.com E-mail: info@centralfund.com

Class A Shares Stock Exchange Listings

	Electronic Ticker Symbol	Newspaper Quote Symbol
NYSE MKT	CEF	CFCda
The Toronto Stock Exchange	CEF.A in CDN $	CFund A
CEF.U in US $
Cusip number 153501101

Net Asset Value Information

The net asset value per Class A share is calculated daily and is available at www.centralfund.com; or by calling the Administrator’s Investor Inquiries Office at (905) 648-7878; or by sending an email to info@centralfund.com. The net asset value is published on a regular basis in several financial newspapers.